Transactions sorted by :       Insider
Insider family name :            HERRICK ( Starts with )
Given name :                           LLOYD ( Starts with )
Transaction date range :      September 28, 2007 - September 28, 2007
Equity securities :                 Common Shares

Insider name: Herrick, Lloyd William

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance

Issuer name: TransGlobe Energy Corporation Insider's Relationship to Issuer: 4 - Director of Issuer, 5 - Senior Officer of Issuer

 Security designation: Common Shares

O 1051798	2007-09-28	2007-10-01	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	5.1200
A 1051798	2007-09-28	2007-10-01	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	5.1200 USD	753,100
1051803	2007-09-28	2007-10-01	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	5.0500 USD	748,100
1051808	2007-09-28	2007-10-01	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,200	5.0800 USD	745,900